Exhibit 99.1

July 8, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Immediate Report Regarding Rights Offering of Fully-Consolidated Subsidiary Citycon Oyj (“CTY”) and the Company’s Participation Therein

Further to the Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the Securities and Exchange Commission (the “SEC”) on May 26, 2015, Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the SEC on June 4, 2015, and Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the SEC on June 16, 2015, regarding the Company’s participation in CTY’s rights offering in order for the latter to finance its acquisition of Sektor Gruppen AS, the Company is pleased to report the following: on July 8, 2015, CTY announced the initial results of the rights offering, pursuant to which 336,481,437 shares (representing approximately 113.42% of the 296,664,209 new shares offered) were subscribed for (including the full pro rata participation of the Company).

In light of the oversubscription in the rights offering, the Company’s additional undertaking of up to Euro 50 million beyond its pro rata commitment undertaking, will not be utilized.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.